Prospectus
UNIFAB International, Inc.

This prospectus covers 2,000,000 outstanding shares of our common stock and 60,000 shares of our common stock underlying warrants that are owned by the persons named in this prospectus under the caption "Selling Shareholders."

The selling shareholders may from time to time offer all or a portion of these shares of common stock through public or private transactions, on the Nasdaq National Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling shareholders may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise. You may find more information concerning how the selling shareholders may sell these shares under the caption "Plan of Distribution."

The selling shareholders will receive all the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all the expenses of registration incurred in connection with this offering, but the selling shareholders will pay all selling and other expenses.

Our common stock is traded on the Nasdaq National Market under the symbol "UFAB." On January 5, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $ 10.125 per share.

Our mailing address and telephone number are as follows:
UNIFAB International, Inc. 5007 Port Road New Iberia, Louisiana 70562 (337) 367-8291
See "Risk Factors" on page 3 for information that you should consider before purchasing these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2001.

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information.

No shares of common stock will be offered in any jurisdiction where such offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

RISK FACTORS

You should carefully consider the risks described below before buying any of our securities.

The demand for our services is cyclical and depends on the level of activity in the oil and gas industry; decreases in oil and gas activity could reduce demand for our services and result in lower revenue.

We fabricate decks and modules of drilling and production equipment for offshore oil and gas platforms. We also design and fabricate drilling rigs, production process systems, and drilling masts. The purchasers of our products and services are oil and gas companies and installation contractors for oil and gas companies. Thus, the demand for our services depends on the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies that operate in offshore oil and gas producing areas throughout the world.

Although the increases in average monthly oil and gas prices occurring since January, 1999 have not been accompanied by corresponding increases in capital expenditures by oil and gas companies, these capital expenditures have historically been influenced by prevailing oil and natural gas prices; exploration and production companies' expectations about future demand and prices; the cost of exploring for, producing and delivering oil and gas; the sale and expiration dates of offshore leases; the discovery rate of new oil and gas reserves in offshore areas; local and international political and economic conditions; and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Historically, oil and natural gas prices and the level of offshore drilling and exploration activity have fluctuated substantially, resulting in cyclical or significant fluctuations in demand for our services.

A prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of this activity could reduce demand for our services and could substantially reduce our revenues.

We do not expect to be able to remain in compliance with the financial covenants of our secured credit agreement, and this will entitle our lenders to declare a default and institute foreclosure proceedings against all of our assets, which would reduce the market value of our shares substantially. Alternatively, our lenders could require us to modify or replace the agreement, in which case our interest costs could increase, our operations could be restricted or we could be required to issue additional shares. Any of these alternatives could reduce the market value of our shares.

Our secured senior credit agreement provides us with a $30 million revolving line of credit. The financial covenants of that agreement require us to maintain certain financial ratios that are measured at the end of each financial quarter, including a "fixed charge ratio" of adjusted earnings before taxes, depreciation and amortization to fixed charges of at least 1.25 to 1.00. At September 30, 2000 this ratio was 1.31 to 1.00 but, because we obtained a lower-than-expected amount of contracts during the quarter ended December 31,2000, we do not expect to meet the fixed charge ratio covenant at that date. Our failure to meet this covenant will entitle our lenders to declare a default under the credit agreement and, ultimately, institute foreclosure proceedings against the assets that secure our obligations under the agreement, including our receivables and other current assets, facilities and equipment. In this event the market value of our shares would be reduced substantially. If our lenders elect not to foreclose, and if they are unwilling to waive the default, they could require us to modify or replace the credit agreement with either a similar conventional debt agreement or alternative forms of debt or equity financing. Any such arrangement would likely be on terms less favorable to us than the terms of the present credit agreement. For example, our current credit agreement requires us to pay interest monthly but requires no scheduled principal reductions. Our current interest payment is $165,000 per month and our current fixed payment obligations are $75,000 per month. A new credit agreement or financing arrangement may require higher interest and principal repayments, requiring us to use more of our cash flow from operations to meet these obligations. A new credit agreement or financing arrangement could further restrict our operations by, for example, limiting our ability to make acquisitions and acquire assets. An alternative debt or equity arrangement would likely involve the issuance of debt or preferred equity securities that are convertible into shares of our common stock. As a result of any such conversion, existing shareholders could lose the control of our company that they now enjoy and our earnings per share could decline. Any of these new financing arrangements could reduce the market value of our shares.

We may not be able to integrate and to manage our newly acquired businesses efficiently; as a result our revenue and earnings could be reduced.

Our productive capacity has grown rapidly since our initial public offering in September 1997. In 1997 our business consisted of the fabrication and refurbishment of offshore platforms and related services. As a result of internal investment and acquisitions our current business also includes fabrication and refurbishment of drilling rigs and design and fabrication of process systems. None of our managers, including those employed in 1997 and those acquired since then, are experienced with the full range of our current products and services and the managers we obtained through our acquisitions, who tend to be entrepreneurial by nature and experience, are generally not skilled at integrating a range of separate operations into a larger consolidated group. As a result of these factors we may not be able to operate our newly acquired businesses efficiently, in which case our revenue and earnings could be reduced.

We may not be successful in expanding our business with additional acquisitions, and this could reduce or eliminate our growth. Acquisitions that do not perform as expected could result in a reduction in the funds available for our operations or a reduction of our earnings per share and the market value of our shares.

Acquisitions have been and may continue to be a key element of our business strategy. We may be unsuccessful in identifying and acquiring acceptable acquisition candidates on satisfactory terms in the future, which could result in a reduction or elimination of our growth.

If we do make any acquisitions in the future, it may be necessary for us to borrow money to fund any such acquisitions that are made for cash. If the acquired business does not produce sufficient cash to meet the debt service requirements of these additional borrowings, the funds available for our operations could be reduced. If we issue stock in payment for our acquisitions, existing shareholders could lose the control of our company that they now enjoy and, if the acquired business does not perform as well as expected, our earnings per share could decline, as a result of which the market value of the shares held by our shareholders could decline.

No significant acquisitions by us are probable as of the date of this prospectus.

Our business requires a steady supply of skilled workers, and we may not be able to retain and attract enough of them, in which case our profits, productive capacity and growth potential could be impaired.

Our ability to remain productive and profitable depends substantially on our ability to retain and attract skilled construction workers, primarily welders, fitters and equipment operators. We currently employ approximately 525 skilled workers, which is significantly lower than the number we employed in fiscal 1998 and fiscal 1999 during periods of greater activity. We may not be successful in increasing our workforce to meet any future increases in demand for our services, in which case we may lose contracts and, for contracts we obtain, our profit margins may be reduced as a result of the need to pay overtime rates to a limited workforce. Moreover, our ability to expand depends primarily on our ability to increase our skilled workforce. The demand for skilled workers in south Louisiana is high and the supply of skilled workers is extremely limited, and we may not succeed in increasing the size of our workforce through acquisitions, training, or new hiring programs. Although we believe that a large number of trainable workers reside reasonably close to our facilities, we may not be successful in recruiting and training them due to a variety of factors, including the current skill levels of workers, the potential inability or lack of desire by workers to commute to our facilities or to relocate to areas closer to them, and competition for workers from other industries. While we believe that our wage rates are competitive and that our relationship with our skilled workforce is good, a significant increase in the wages paid by competing employers could result in a reduction in our skilled workforce, increases in the wage rates paid, or both. If either of these events occur, in the near term, our profits from work in progress would be reduced or eliminated and, in the long term, our production capacity and revenues could be diminished and our growth potential could be impaired.

Access to the Gulf of Mexico from our Port of Iberia facilities is limited by weight and width restrictions; if current access routes are not maintained, our capacity to produce and deliver larger structures would decline and this would decrease our ability to obtain profitable projects.

Our slip, bulkhead and loadout facilities enable us to produce decks and deck components weighing up to 6,500 tons at our Port of Iberia facilities. Due to the limitations of the various access routes from the Port of Iberia to the Gulf of Mexico, however, a barge carrying a structure weighing over approximately 4,000 tons could not currently move from our Port of Iberia facilities to the Gulf of Mexico without special efforts, including dredging, which would add costs to the project that the customer may be unwilling to bear. One main route to the Gulf of Mexico from the Port of Iberia, the Freshwater Bayou Channel, has locks that prevent the passage of structures more than 80 feet in width. A by-pass channel around these locks has been dredged by the State of Louisiana to remove silt build-up and currently permits passage around the locks without any material width restrictions. Traffic through the by-pass has permitted the by-pass to remain passable for over a year without additional dredging. Additional dredging of the by-pass may be required, however, and the State of Louisiana may not continue to provide it. If the by-pass were not maintained, we would be unable to deliver from our Port of Iberia facilities structures weighing over 3,500 tons unless we incurred substantial additional dredging costs. This would reduce our capacity and decrease our ability to obtain profitable projects.

Our facility at the Port of Lake Charles, Louisiana has access to the Gulf of Mexico that imposes no weight or size limitations; that facility, however, does not currently have equipment and personnel with capabilities as extensive as those of our New Iberia facilities.

If customers terminate projects our reported backlog could decrease, which could substantially reduce our revenue.

Our backlog is based on our estimate of the remaining labor, material and subcontracting costs to be incurred for projects on which a customer has authorized us to begin work or purchase materials pursuant to written contracts, letters of intent, or other forms of authorization. Our customers retain the right to change or to terminate most projects in our backlog, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay for our work performed and materials purchased through the date of termination, and in some cases, pay us termination fees. Due to the large dollar amounts of backlog estimated for each of a small number of projects, however, amounts included in our backlog could decrease substantially if one or more of these projects were to be terminated by our customers. Approximately 43% of our backlog at June 30, 2000 was attributable to three projects. Termination of one or more of these large projects could have a material adverse effect on our revenue for 2000. While we have restrained the growth of our backlog to improve the prices we obtain for our services, such a strategy in times of decreasing demand or increasing lead times for purchases of materials could hasten a decline in our revenue.

Our operations are hazardous to persons and property, and our liability for injuries or damages could result in substantial losses to us.

Our operations involve a high degree of risk, particularly of personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of our structures during and after installation can result in similar injuries and damages for which we could be liable. We also have employees engaged in offshore operations that are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established by state workers' compensation laws (which cover our other employees) inapplicable to these employees and, instead, permit them or their representatives to pursue actions against us for damages for job-related injuries, with generally no limitations on our potential liability. In addition, due to their proximity to the Gulf of Mexico, our facilities are subject to the possibility of physical damage caused by hurricanes or flooding. Although we maintain such insurance protection as we consider economically prudent, our insurance may not be sufficient under all circumstances or against all claims or hazards, nor do we carry insurance for the loss of profits that may result from these hazards. A successful claim or damage resulting from a hazard for which we are not fully insured could result in substantial losses to us. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider economically prudent.

Products that we fabricate for installation in or offshore, certain foreign countries expose us to collection risks; laws and regulations in certain countries may in the future put us at a competitive disadvantage with local fabricators in those countries.

Most of the structures that we fabricate, even those made for overseas installation, are delivered to our customers at our Port of Iberia facility and, upon making delivery at that facility, we receive payment in United States dollars.

For structures made for installation in or offshore, certain countries, however, particularly Brazil, Egypt, and Mexico, as to which either our customer or the ultimate recipient of our work is a state-owned oil and gas company, payment is subject to delays in collection and a risk of non-collection. The amount of our accounts receivable for foreign deliveries to Brazil, Egypt, and Mexico not secured by letters of credit was approximately $2.9 million as of October 31, 2000. The write-off of all or a substantial amount of those receivables this year or comparable amounts in future years could result in a significant reduction in our current assets and net income.

Brazil has adopted, and we believe that Nigeria and Venezuela are considering the adoption of, laws and regulations that favor or require the awarding of contracts to local contractors or that require foreign contractors to employ citizens of a particular jurisdiction or to purchase supplies from a particular jurisdiction. In response to these developments, we have established a small facility in Nigeria that uses local laborers whom we have trained in certain skills and knowledge. We may take similar action in Brazil and Venezuela. Some of the foreign countries in which we do business also impose import-export quotas, import duties and fees, or foreign taxes on our goods and services. Although none of these quotas, duties, fees, taxes or regulations currently impact our business or any of our international projects materially, their possible future effect would be to put us at a competitive disadvantage to fabricators from those countries and this could impede our continued presence or growth in those countries.

We could incur losses under our fixed-price contracts as a result of cost overruns or delays in delivery.

Most of our projects are performed pursuant to fixed-price contracts, although some projects are performed on a time and materials basis. Under fixed-price contracts, we receive the price fixed in the contract, subject to adjustment only for change orders placed by the customer. We are responsible for all cost overruns, which could occur for various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. This could result in reduced profitability or losses on projects and, depending on the size of a project, could significantly reduce our earnings in any fiscal quarter or year. Most of our fixed-price contracts also provide for incentive payments for early delivery of projects and liquidated damages for late delivery. If we were to miss the delivery date specified by any of our contracts, whether due to equipment problems, labor shortages, adverse weather conditions or other causes, we could be subject to liquidated damages that could significantly reduce our profitability.

Under time and materials arrangements, we receive a specified hourly rate for direct labor hours (which exceeds our direct labor costs) and a specified percentage mark-up over our cost for materials. Under these contracts, we are protected against cost overruns but do not benefit directly from cost savings.

Inaccurate estimates made in our percentage-of-completion accounting could result in a reduction of previously reported profits.

Most of our revenue and expenses are recognized on a percentage-of-completion basis determined by the ratio that labor, labor and subcontracting costs, or total contract costs incurred to date bear to the total estimated labor, labor and subcontract costs, or total estimated contract costs required for completion. We review expected labor hours, costs and profits monthly as the work progresses, and make adjustments proportionate to the percentage of completion in revenue for the period when the estimates are revised. To the extent that these adjustments result in a reduction of previously reported profits, we must recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment.

Our revenue for any fiscal quarter can decline as a result of inclement weather and seasonal decreases in daylight hours.

Our operations are subject to seasonal variations in weather conditions and daylight hours. Because most of our construction activities take place outdoors, the average number of direct labor hours worked per day generally declines in winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. Operations may also be affected by the rainy weather, hurricanes and other storms prevalent along the Gulf Coast throughout the year. As a result, our revenue during the quarter ending December 31 are subject to being disproportionately low as compared to the quarters ending June 30 and September 30, and full year results may not in all cases be a direct multiple of any particular quarter or combination of quarters.

The loss of a significant customer could result in a substantial loss of revenue.

A large portion of our revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For example, customers individually accounting for more than 10% of our annual revenue accounted as a group for 30% (two customers), 20% (two customers) and 26% (two customers) of revenue for fiscal 1998, 1999 and 2000, respectively.

Although our direct customers on many projects are installation contractors, each project is ultimately fabricated for use by an oil and gas company. Thus, concentration among our customers may be greater when the customer is viewed as the oil and gas company rather than the installation contractor. We contract from time to time with multiple installation contractors who may be supplying structures to the same oil and gas company and in some instances contract directly with the oil and gas company.

The prime contractors who account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. The loss, however, of any significant customer (whether an oil and gas company with which we directly contract or a prime contractor for which we have provided services on a subcontract basis) could result in a substantial loss of revenue.

Recent consolidation in the oil and gas industry may tend to increase the concentration of our work with significant customers and may also increase the power of some important customers to obtain price concessions from us.

Our business is very competitive, and low levels of demand for our services have forced us to reduce prices for our products. This has reduced our profitability and, because of workforce reductions, our ability to benefit from future increases in demand may be diminished.

The offshore platform fabrication industry is highly competitive and influenced by events largely outside the control of offshore platform fabrication companies. Contracts for our services are generally awarded on a competitive bid basis with customers usually requesting bids on projects from one to three months prior to commencement. Price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded a contract for a project. We compete with both large and small companies, and some of them have greater financial and other resources than we do. Recently, small companies that can perform some of the kinds of fabrication work that we do have entered the market. Thus, the number of companies that perform fabrication services to the oil and gas industry has increased. The intense competition we face in our industry, especially in periods of low demand, keeps us from raising our prices and can limit or decrease our revenue. Until bidding activity by oil and gas companies results in the awarding of new fabrication contracts, particularly contracts for larger structures, the bidding on smaller projects will remain very competitive. In order to obtain sufficient work to maintain a productive workforce, we must reduce prices on these smaller projects. These prices can be below our cost and, if demand for our fabrication services remains low, we may be required to make further reductions in the number of skilled craftsmen and supervisors we employ and other cost reductions. After we reduce our workforce, we may not be able to replace them in sufficient numbers to respond to increased demand. As a result we may not achieve the levels of revenue and profitability that we had in previous years.

Our operations are subject to extensive governmental regulation, compliance with which is expensive; changes in the regulatory environment can occur at any time and generally increase our costs.

Our operations and properties are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations, compliance with which is becoming increasingly complex, stringent and expensive. Some of these laws provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to its negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are subject to claims for personal injury or property damage as a result of alleged exposure to hazardous substances.

The laws and regulations that affect our operations most extensively are primarily the Occupational Safety and Health Act and to a lesser extent the federal and state laws and regulations enforced by the Environmental Protection Agency and the Louisiana Department of Environmental Quality. Those environmental laws include the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, and the Safe Drinking Water Act. We incur costs as a result of safety procedures and inspections made necessary by the Occupational Safety and Health Act and for environmental license and permit fees, and containment and disposal of wastes, including sand from sand blasting, lead from paint and paint thinners, oil leaked from machinery and vehicles, and storm and drain runoff water. Although these costs have not been material, any significant change in, or in the enforcement of, these laws and regulations could increase our expenses and thus render more difficult our ability to compete. We anticipate that environmental control and protection laws and regulations will become increasingly stringent and result in more compliance costs for us.

Because we depend on the demand for our services from the oil and gas industry our business, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons could reduce the demand for our services and, ultimately, our revenue. For example, if oil and gas drilling is restricted or forbidden in additional areas in the waters offshore the U. S. Gulf of Mexico or elsewhere, the activities of our customers in those areas would be reduced and our revenues would likely decline.

We are dependent on key personnel; the loss of their services could result in inefficiencies in our operations, lost business opportunities, or the loss of one or more of our customers. If our managers cannot succeed in integrating the businesses we have acquired, we will not operate efficiently and our profitability will be reduced.

Our success depends on, among other things, the continued active participation of Dailey J. Berard, our President and Chief Executive Officer, and certain of our other officers and key operating personnel. Mr. Berard is 71 years old and his employment contract has a term ending in September 2003. We have not yet initiated a plan to identify and, if necessary, recruit his successor. We currently have employment contracts with none of our key employees other than Mr. Berard and two key employees in our drilling rig fabrication operations. The loss of the services of Mr. Berard or any of our key employees could result in inefficiencies in our operations, lost business opportunities, or the loss of one or more of our customers.

Our future success depends in part on our ability to manage the businesses we have acquired, and this will demand increased responsibility from our management personnel. The managers of each of our separate business units and divisions must continue to acquire expertise in working with and developing business for our other units and divisions with which they are less familiar, integrating the units and divisions, and managing our company as a single business. If our managers do not succeed in doing so our overall business will not operate efficiently, as a result of which our profitability could be reduced.

We do not intend to pay dividends in the near future; thus, an investor in our common stock should not expect to receive periodic income on an investment in our common stock.

We currently intend to retain earnings, if any, to meet our working capital requirements and to finance the future operation and growth of our business and, therefore, do not plan to pay cash dividends to holders of our Common Stock in the near future. An investor in our common stock should not expect to receive periodic income on an investment in our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information contained in documents incorporated by reference, contains forward-looking statements that involve risks and uncertainties. Such statements include, among other things, information contained under the caption "Our Company--Our Business" as to possible future increases in oil and gas prices and drilling activity and the effect of current and future levels of prices and drilling activity on demand for our products and services, on the prices we can obtain for our products and services and on our profitability. Actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described under the caption "Risk Factors" and elsewhere in this prospectus.

OUR COMPANY

Our Business

We are a leader in the custom fabrication of decks and modules of drilling and production equipment for offshore oil and gas platforms. We are capable of producing equipment weighing up to 6,500 tons and have special expertise in the fabrication of decks with complex piping requirements and process equipment using special materials. We also design and fabricate drilling rigs (including drilling barges using our proprietary designs), production process systems and drilling masts under ASME and ISO 9001 quality certifications.

Demand for our services is primarily a function of worldwide offshore oil and gas activity. An indication of that activity is measured by drilling rig utilization rates, which have increased from approximately 78% in November 1999 to approximately 88.3% in November 2000 for the Gulf of Mexico and from 75.6% to 87.2% over the same period worldwide. These are the overall rates applicable to all types of drilling rigs, including land rigs, jack-up rigs, drill ships and semi-submersible rigs. This increase in drilling activity is consistent with the increase in the price of crude oil and natural gas, although increases in drilling activity usually lag behind increases in oil and gas prices at uncertain intervals. The price of west Texas intermediate crude oil has increased from approximately $12.00 per barrel in February 1999 to over $36.00 per barrel in November 2000, and the price per million cubic feet of natural gas has increased from approximately $1.80 in January 1999 to over $6.00 in November 2000. Shortages in heating oil and natural gas during the winter of 2000-2001 are expected to result in even higher prices for these commodities.

Once drilling rig utilization rates reach approximately 85%, we expect increases in demand for our drilling rig services and that expectation has been confirmed in drilling rig jobs we have recently obtained. Due to the time required to drill an exploratory offshore well, formulate a development plan and design offshore platforms, the fabrication and installation of such platforms usually lag the start of exploratory drilling by one to three years. The increases that we have recently experienced in oil and gas companies' bidding activity for platform fabrication appear to be the initial effect of the increased levels of drilling activity worldwide, particularly in the Gulf of Mexico. We operate in a competitive bidding environment, and the low number of major projects over the last two years caused us to adjust downward the price we can obtain for our fabrication services. However, as demand increases we benefit from rising prices for fabrication services and we can pursue higher margin projects.

Over the last three years, we have acquired additional capacity by acquiring companies near our original facilities at the Port of Iberia in New Iberia, Louisiana and by developing a deepwater facility in Lake Charles, Louisiana. However, while we were acquiring these companies and developing this additional capacity, the price of oil and gas decreased and drilling activity decreased, which resulted in a decrease in the demand for our fabrication services. Our current revenue level is approximately half of the historical revenue level that the acquired companies operated at in 1997 and 1998. We believe that, as a result of our capital investment in acquisitions and facilities over the last two years, our current revenue-producing capacity will enable us to reach those levels of revenue and profitability, which would effectively double our current revenue level, as demand for our services increases, although the timing of demand increase is uncertain. We also believe we can develop our deepwater facility in Lake Charles so that its revenue-producing capacity is equal to that of our New Iberia operations, with the result that we would be in a position to double our revenue over the 1997 and 1998 levels of our component businesses. If oil and gas prices remain strong, if recent trends in rig utilization rates continue and if capital expenditures by oil and gas companies follow these trends, our facilities would put us in a position to re-double our revenues from those levels over a five-year period, with good profits. In an interview with the Wall Street Transcript given by Dailey J. Berard, our Chairman of the Board, President and Chief Executive Officer, on October 23, 2000, Mr. Berard expressed his view that the price of our stock at the time of the interview (approximately $11 per share) was a "real bargain" because he believed that the demand for our services by the oil and gas industry had not yet increased to the level that oil and gas commodity prices would indicate and that our stock price did not yet reflect the expected increase in demand for our services. The forward looking statements, and the views of Mr. Berard concerning the price of our stock, in this paragraph are subject to the risks described under "Risk Factors" and elsewhere in this prospectus. These risks may cause actual results to vary from those projected in the forward looking statements.

Anticipated shortages of fabrication services have prompted discussions of possible alliances between oil and gas companies and other fabrication companies and us. Most of these discussions have related to the formation of informal, non-binding relationships with potential customers and some have involved potential co-bidding on projects by other contractors such as shipyards. We expect these discussions to continue, although no such alliances have been formed or committed to at this time, and we do not know what form such an alliance might take.

The mailing address of our principal executive offices is 5007 Port Road, New Iberia, Louisiana 70562, and our telephone number is (337) 367-8291.

Recent Developments

September 2000 Private Placement. On September 29, 2000, we completed a private placement in which we sold 1,300,000 shares to eight accredited investors for aggregate proceeds of $12,350,000 ($9.50 per share). Morgan Keegan & Company, Inc., for its services as placement agent, received a commission of $617,500 and a warrant to purchase 60,000 shares of our common stock at an exercise price of $9.50 per share. The sales price of $9.50 for each share was determined by the parties in arm's length negotiations over several days ending on September 15, 2000. On that date, the reported high, low, and closing per share sales prices of our stock was $11.50, $10.50, and $10.8125, respectively. We announced the completion of the private placement on October 3, 2000. The range of the reported prices per share of our stock from September 15, 2000 to October 3, 2000 was $9.625 to $13.00. The net proceeds of the private placement, which were applied to reduce the indebtedness under our secured senior credit facility, were $11,732,500 after the commission to the placement agent but before offering expenses. The eight investors in the private placement and Morgan Keegan & Company, Inc. are nine of the ten selling shareholders in this offering.

The shares and the warrant were issued in private placement transactions exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated under the Securities Act of 1933. Each of the purchasers was an accredited investor under Regulation D. The securities were not offered or sold by any form of general solicitation or advertising. We disclosed in writing to each purchaser prior to sale that the securities were not registered under the Securities Act of 1933 and cannot be resold unless they are registered under the Securities Act of 1933 or unless an exemption from registration is available. We also placed a legend on each certificate or instrument evidencing the securities stating that the securities have not been registered under the Securities Act of 1933 and referring to the restrictions on their transferability and sale.

Amended and Restated Credit Agreement. On October 19, 2000, we restructured our secured senior credit facility, which was originally entered into on November 30, 1999, by entering into an amended and restated loan agreement with the same syndicate of commercial banks led by Bank One, Louisiana, N.A., as agent, (the "Credit Agreement"). The Credit Agreement, which is secured by substantially all of our assets, provides a $30 million revolving credit facility which is subject to certain borrowing base limitations based on 50% of the appraised value of fixed assets (approximately $15 million at September 30, 2000) plus 80% of eligible accounts receivable (approximately $10 million at September 30, 2000). Borrowings under the credit facility bear interest at the prime lending rate established by the banks or LIBOR, at our option, plus a variable interest margin based on the ratio of the total funded indebtedness to EBITDA, as defined in the Credit Agreement. The Credit Agreement requires us to make monthly interest payments, currently approximately $165,000 per month. Up to $10 million is available under the credit facility for standby letters of credit. The variable fee range for issued letters of credit is 1.25% to 2.75% per annum on the principal amount of letters of credit issued for performance or payment, or 2% to 4% per annum on the principal amount if the letter of credit is a financial letter of credit. The unused commitment fee range is 1/4% to 1% per annum. The letter of credit fees and unused commitment fees are variable based on the funded indebtedness to EBITDA ratio described above. The credit facility matures November 2002.

At September 30, 2000, we had $15,875,000 outstanding under the credit facility, of which $2,777,000 is for letters of credit. The remaining $13,098,000 was drawn under the revolving credit portion of the facility to re-pay the outstanding amounts owed under the original facility. The amounts owed under the original facility were drawn under the revolving credit portion of the original facility made from time to time for working capital, acquisitions, and general corporate purposes.

We were in compliance with the terms of the Credit Agreement as of September 30, 2000, the last day as of which compliance was measured under the agreement. However, we do not expect our adjusted earnings before taxes, depreciation and amortization at December 31, 2000 to be sufficient for us to meet the fixed charge ratio covenant of our Credit Agreement at that date. We have not yet initiated discussions with our lenders concerning the expected failure to meet this financial covenant as of December 31, 2000. If the lenders are unwilling to waive the default or amend the agreement to modify this financial covenant, we will be required to amend it to provide a possible change in one or more of the lenders. As a less desirable alternative, we may be required to replace it with either a similar conventional debt agreement or alternative forms of debt or equity financing. Although any such arrangement would likely be on terms less favorable to us than the terms of the Credit Agreement, we believe an amended or similar credit agreement will be available to us. We believe the funding made available by the Credit Agreement or a replacement financing will provide the working capital we will need for anticipated customer orders.

Changed Fiscal Year. On June 20, 2000, our board of directors approved the change of the end of our fiscal year from March 31 to December 31. Our fiscal year ending March 31, 2000 was reported in our most recent Form 10-K. Our nine-month transition period beginning April 1, 2000 and ending December 31, 2000 will be reported on our Form 10-K that we will file with the SEC no later than March 31, 2001. Our first new twelve-month fiscal year will begin January 1, 2001. By changing our year end to December 31, we will report our quarterly and annual results on a comparable basis with many other public companies in the oil and gas industry.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the selling shareholders, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock offered by the selling shareholders.

SELLING SHAREHOLDERS

In our September 2000 private placement we issued 1,300,000 shares of our common stock to eight of the ten selling shareholders and a warrant to purchase 60,000 shares to Morgan Keegan & Company, Inc., one of the two remaining selling shareholders. In connection with the private placement we entered into registration rights agreements that require us to file a registration statement covering the 1,300,000 shares and the 60,000 shares issuable upon exercise of the warrant. This prospectus is a part of the registration statement that we filed with the SEC covering those shares of our common stock. We are effecting this registration of common stock in accordance with our contractual obligations under the registration rights agreements. All shares of common stock offered by those selling shareholders pursuant to this prospectus will be sold subject to the terms and conditions of the registration rights agreements.

Morgan Keegan & Company, Inc., acted as our placement agent in our placement of 1,300,000 shares of our common stock to eight of the ten selling shareholders. In payment for its services, Morgan Keegan & Company, Inc. received from us a commission of $617,500 and a warrant to purchase 60,000 shares of our common stock at an exercise price of $9.50 for each share. Morgan Keegan & Company, Inc. was one of the two representatives of the underwriters of the initial public offering of our common stock, which was completed in September, 1997.

The remaining selling shareholder is William A. Hines, who is one of our directors. He became a director in July 1998, when we acquired the business we now operate as Allen Process Systems, L.L.C. and Allen Process Systems, Ltd., of which Mr. Hines was the principal owner. In exchange for his interest in those businesses, Mr. Hines received a total of 700,000 shares of our common stock.

In connection with those acquisitions, we granted to Mr. Hines and the other owners a one-time "piggy-back" right to include the shares of our common stock in a registration statement under the Securities Act of 1933, such as the one of which this prospectus is a part. We agreed to pay all the expenses of any such registration, other than underwriting fees, discounts and commissions. Mr. Hines exercised these rights with respect to all 700,000 shares of our common stock issued to him in the acquisitions. All shares of common stock offered by Mr. Hines pursuant to this prospectus will be sold subject to the terms and conditions of our registration rights agreement with him.

All the other former owners of the acquired businesses with similar registration rights have become employed by us. Those former owners are Vincent J. Cuevas, who is one of our executive officers and President of Allen Process Systems, L.L.C., Walter L. Hampton, who is Vice President of Sales of Allen Process Systems, L.L.C., Joseph G. Weisberger, who is Vice President of Engineering of Allen Process Systems, L.L.C., and Allen C. Porter, Jr. Each of them has elected not to include any of his shares of our common stock in this prospectus and the related registration statement. They retain their one-time "piggy-back" registration rights for their shares received in the acquisitions until those shares are sold in compliance with Rule 144 under the Securities Act of 1933 or until those shares are no longer subject to restriction under Rule 144 and their transfer does not require registration or qualification under applicable securities laws.

Except for Morgan Keegan & Company, Inc. and Mr. Hines, none of the selling shareholders has or has had a material relationship with us.

The following table sets forth information about the selling shareholders and the number of shares of our common stock beneficially owned by each of them immediately prior to the offering, including shares issuable upon exercise of warrants, and the number of shares of our common stock offered hereby for each selling shareholder's account. We cannot estimate the number or percentage of the shares of our common stock that will be held by each selling shareholder upon completion of this offering because the selling shareholders may sell all or some portion of the shares offered hereby. The selling shareholders may from time to time offer the shares of our common stock offered by this prospectus. We do not know when or in what amounts the selling shareholders may offer shares for resale. The selling shareholders may sell none, some, or all of the shares offered by this prospectus.

Selling Shareholders	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered by this Prospectus
Mentor Investment Group	276,000	276,000
Franklin Street Trust Co.	236,000	236,000
Beacon Management	58,000	58,000
SSCM, LLC	48,000	48,000
Lone Wolf Trading LLC	100,000	100,000
Trusco Capital Management	58,000	58,000
Columbus Capital Partners, L.P.	236,000	236,000
Wellington Management Company, LLP	288,000	288,000
Morgan Keegan & Company, Inc.	60,000	60,000
William A. Hines	707,500	700,000

PLAN OF DISTRIBUTION

The selling shareholders may sell shares of our common stock directly, through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best effort basis. None of the selling shareholders currently have any stand-by arrangements or agreements with any brokers, dealers, or underwriting firms to resell any of their shares. The selling shareholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling shareholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on the Nasdaq National Market.

In connection with any underwritten offering, underwriters and their agents may receive compensation in the form of discounts, commissions or concessions from the selling shareholders or from purchasers of shares for whom they act as agents. Underwriters may sell shares to or through dealers, and those dealers may receive compensation in the form of discounts, commissions or concessions from the underwriters or commissions from the purchasers for whom they may act as agents. The selling shareholders and any underwriters, dealers or agents participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit from the sale of such shares by the selling shareholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act.

The method by which the selling shareholders may offer and sell their shares may include, but are not limited to, the following:

  sales on the Nasdaq National Market or other securities exchange on which our common stock is listed at the time of sale, at prices and terms then prevailing or at prices related to the then-current market price;

sales in privately negotiated transactions;
sales for their own account pursuant to this prospectus;
cross or block trades in which broker-dealers will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;
purchases by broker-dealers who then resell the shares for their own account; and
brokerage transactions in which a broker solicits purchasers.

To the extent required by a particular offering, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment the terms of such offering, including among other things, the number of shares of common stock to be sold, the public offering price, the names of any underwriters, dealers or agents and any applicable commissions or discounts.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify underwriters who participate in the distribution of the shares on substantially the same basis. The selling shareholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

The selling shareholders will pay all fees, discounts and brokerage commissions. We will pay all expenses of preparing and reproducing this prospectus, including expenses or compliance with state securities laws and filing fees with the SEC.

LEGAL MATTERS

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., of New Orleans, Louisiana, will pass upon the validity of the shares of our common stock for us.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement, which, as to the year 1997 is based in part on the report of LaPorte, Sehrt, Romig & Hand, independent auditors. The financial statements referred to above are incorporated by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. Our filings are also available over the Internet at the SEC website at http://www.sec.gov.

This prospectus is part of a registration statement that we have filed with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC public reference rooms or at the SEC website.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The documents we incorporate by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling shareholders sell all of the securities:

Our annual report on Form 10-K for the fiscal year ended March 31, 2000 (filed with the SEC on June 29, 2000), as amended by Amendment No. 1 filed with the SEC on July 31, 2000;
Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000 (filed with the SEC on August 14, 2000);
Our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000 (filed with the SEC on November 14, 2000);
Our current report on Form 8-K dated June 20, 2000 and filed with the SEC on June 30, 2000;
Our current report on Form 8-K dated September 29, 2000 and filed with the SEC on October 3, 2000;

  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on September 4, 1997 and effective on September 18, 1997, by incorporation by reference from pages 44 through 46 of our registration statement on Form S-1, Registration No. 333-31609, originally filed with the SEC on July 18, 1997; and

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or calling us at:

UNIFAB International, Inc.
5007 Port Road
New Iberia, Louisiana 70562
Attn: Peter J. Roman
(337) 367-8291

2,060,000 Shares

UNIFAB International, Inc.

Common Stock

PROSPECTUS

January 5, 2001